EARLY WARNING REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the Offeror

B2Gold Corp. (“B2Gold”)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

2.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances

On July 25, 2014, B2Gold exercised 10,000,000 common share purchase warrants and acquired an additional 10,000,000 common shares of Calibre Mining Corp. (“Calibre”) at a price of C$0.05 per share. The 10,000,000 common shares represent approximately 5.32% of the current issued and outstanding common shares of Calibre.

Prior to the Transaction, B2Gold had direct ownership of 20,000,000 common shares of Calibre, representing approximately 10.64% of the issued and outstanding common shares of Calibre. In addition, B2Gold had direct ownership of warrants to acquire 10,000,000 common shares of Calibre, which if exercised and together with the 20,000,000 common shares, would increase B2Gold’s ownership to approximately 15.96% of Calibre’s outstanding common shares.

3.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

After giving effect of the transaction, B2Gold currently owns 30,000,000 common shares, representing approximately 15.96% of the current issued and outstanding common shares of Calibre.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the Offeror, either alone or together with any joint actors, has ownership and control

See paragraph 3 above.

(b) the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place

Not applicable.

6.

The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release

The common shares of Calibre were issued to B2Gold at a price of C$0.05 per share.

7.

Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

B2Gold acquired the common shares for investment purposes and has no present intention of acquiring other securities of Calibre or of disposing of any of the securities of Calibre which it holds. Depending upon B2Gold’s evaluation of Calibre’s business, prospects and financial condition, the market for Calibre’s securities, general economic conditions and other considerations, B2Gold may acquire other additional securities of Calibre or sell some or all of the securities it holds.

8.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

The common shares were issued pursuant to the terms of the warrant certificate issued to B2Gold under the Subscription Agreement between Calibre and B2Gold dated May 1, 2012.

9.	Names of any joint actors in connection with the disclosure required herein

Not applicable.

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the Offeror

The aggregate purchase price paid by B2Gold for the Shares was C$500,000.

11.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance

Not applicable.

DATED this __________day of ______________________, 2014.

B2GOLD CORP.

__________________________________________
Roger Richer
Executive Vice President, General Counsel and Secretary